October 7, 2009

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance, Mail Stop 4720

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, DC 20549

Re:          Zenith National Insurance Corp.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the quarterly period ended June 30, 2009

File No. 001-09627

Dear Mr. Rosenberg:

This letter is being submitted in response to the additional comments given telephonically on October 5, 2009 by the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding our August 18, 2009 response to your comments on our Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”) and Form 10-Q for the quarter ended June 30, 2009 (“Second Quarter 2009 Form 10-Q”).  These additional comments requested additional information to supplement our proposed revised disclosures, as set forth in our original response letter of August 18, 2009.

On behalf of Zenith National Insurance Corp. (the “Company”) the following are proposed revised disclosures, made in response only to the comments given telephonically on October 5, 2009.  We have keyed our responses numerically with reference to only the comments in your letter of August 4, 2009 addressed to Mr. Stanley Zax, Chairman of the Board and President of the Company, which are the subject of the Staff’s telephonic comments.  The relevant comments in your letter are repeated in italics for ease of reference.  We have not repeated the full text of our responses given in our August 18, 2009 letter but the original proposed disclosure has been repeated with additional information marked by underlining.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Balance Sheets, page 3

3.                                      In light of the deteriorating trend in premium revenues, the trend of increases in your loss and combined ratios, and a recent market capitalization that is near your book stockholders’ equity, tell us whether you performed a goodwill impairment test at June 30, 2009.  If you performed an impairment test and the test indicated that impairment was avoided by a narrow margin, please disclose, in MD&A, this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions on future financial position and results of operations.  If you did not perform an impairment test, please tell us why by addressing paragraph 17 of SFAS 142 and paragraph 8 of SFAS 144.  Please disclose in your financial statements your policy for identifying reporting units for goodwill impairment testing purposes.

In future filings, commencing with our Third Quarter 2009 Form 10-Q, we will disclose our goodwill impairment tests and policy for identifying reporting units.  An illustrative disclosure is provided below using our June 30, 2009 data.

Goodwill

We test goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  A reporting unit is an operating segment or a unit one level below the operating segment.  The impairment tests include a comparison of the carrying amount of goodwill to the present value of future cash flows of both the workers’ compensation segment and the Florida workers’ compensation business operation, a reporting unit.

We did not evaluate goodwill for impairment as of June 30, 2009, as no events occurred or circumstances changed that would have more likely than not reduced the fair value of a reporting unit below its carrying amount during the second quarter of 2009.  The carrying value of goodwill was $21.0 million as of June 30, 2009 and December 31, 2008.

Notes to Consolidated Financial Statements

Note 4. Investments, page 11

4.                                      In Note 10 on page 22, you disclose that you adopted FSP FAS 115-2 and FAS 124-2, as well as FSP FAS 157-4, effective March 31, 2009.  Please address the following questions:

c.                               Please revise your disclosure of your other-than-temporary credit-related impairments on pages 13 and 14 to include the significant inputs, including the value of these inputs, used to measure the amount of your credit losses.  Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

We will modify our disclosure pertaining to our methodology for determining whether a credit related loss existed on fixed maturity securities beginning with the Third Quarter 2009 Form 10-Q.  Since the credit related impairments recognized in 2009 relate only to two corporate fixed maturities that do not have complex terms or structures, we believe our disclosure appropriately discusses the methodology and significant inputs used to measure the amount related to the credit related loss as required by paragraph 42 of FSP FAS 115-2 and FAS 124-2.  For illustrative purposes, the disclosure on page 14 of our Second Quarter 2009 Form 10-Q would have been revised as follows (see additional wording in bold):

In determining whether a credit related loss existed on debt securities, we estimated the present value of cash flows expected to be collected from the fixed maturity securities. ~~and, if available, used the fair values of comparable securities of publicly traded companies.  We believe that the blended use of both models compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation.  The discounted cash flow analysis calculated the fair value of the fixed maturity securities using management and/or published independent credit analysts’ estimates of the undiscounted recoveries for unsecured bonds as the basis for expected cash flows.~~  Considerable judgement is required in determining estimated cash flows for any individual security and we use market observable data as well as management judgement.  The cash flow estimates incorporate our assumption regarding the probability of default, and timing and amount of recoveries associated with the default.  We have developed our estimates using information based on market observable data such as industry analysts’ reports and forecasts, analysis of investment yield spreads to comparable peer company securities where there are no indications of credit related impairments, analysis of credit default swap spreads and other data relevant to the collectability of a security. The estimated ~~expected~~ cash flows, which were 60% and 90% of par value of the related investments, were discounted using the effective interest rate of 6.6% and 5.49% implicit in the securities at the date of acquisition.  ~~The market valuation approach compared the fair value of the fixed maturity securities and their interest rate yield to comparable fixed maturity securities issued by publicly traded companies.  Significant estimates in the fair value to yield approach include comparable business factors such as size, growth, profitability, revenue mix, geographic areas of operations and credit ratings.~~

The revised disclosure without the changes marked is provided below:

In determining whether a credit related loss existed on debt securities, we estimated the present value of cash flows expected to be collected from the fixed maturity securities.  Considerable judgement is required in determining estimated cash flows for any individual security and we use market observable data as well as management judgement.  The cash flow estimates incorporate our assumption regarding the probability of default, and timing and amount of recoveries associated with the default.

We have developed our estimates using information based on market observable data such as industry analysts’ reports and forecasts, analysis of investment yield spreads to comparable peer company securities where there are no indications of credit related impairments, analysis of credit default swap spreads and other data relevant to the collectability of a security.  The estimated cash flows, which were 60% and 90% of par value of the related investments, were discounted using the effective interest rate of 6.6% and 5.49% implicit in the securities at the date of acquisition.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Loss Reserves, page 30

5.                                      On page 33 you indicate that the California Workers’ Compensation Insurance Rating Bureau released its current estimates of loss ratios of 71% for the 2008 accident year and 56% for the 2007 accident year.  You also disclose that your California loss ratios were 46% and 38%, respectively, for those same years.  Please disclose why it is reasonable to compare your loss ratios for California to those published by California’s Workers’ Compensation Insurance Rating Bureau, why your loss ratios are significantly better and why your current loss reserves are not understated.

We will modify our disclosure pertaining to our use of the California Workers’ Compensation Insurance Rating Bureau (“WCIRB”) information beginning with the Third Quarter 2009 Form 10-Q.  For illustrative purposes, the disclosure on page 33 of our Second Quarter 2009 Form 10-Q would have been revised as shown below (see additional wording in bold):

Recent Trends and New Information.  We believe it is appropriate to provide a comparison of our California results to the California industry results because the amount of business we write is meaningful in relation to the California workers’ compensation industry and we earn approximately 60% of our premiums from our California business.  During the quarter, the WCIRB made available its current estimate of California workers’ compensation loss experience based on data through March 31, 2009 as follows:

•                  An ultimate loss ratio of 71% for accident year 2008 and 56% for accident year 2007.  These ratios compare to our ultimate California loss ratios of 46% and 38%, respectively, for those same years.  We have an estimated ultimate California loss ratio for 2009 of 51%.  The comparisons for the 2008 and 2007 accident years show that we continue to have loss ratios substantially below the California industry averages, demonstrating our continued focus on managing risk and reflecting consistency with our long-term advantage.  However, because of our service strategy as a workers’ compensation specialist, our expense ratio offsets this loss ratio advantage in periods of declining premium, such as during 2009.

•                  Indemnity claim frequency for accident year 2008 is 7% lower than accident year 2007.

•                  The average cost of a 2008 indemnity claim will reflect a 15% increase in severity driven by medical inflation, representing the third consecutive year of double-digit severity increases after sharp severity declines in 2004 and 2005.

•                  The amount by which the California workers’ compensation industry’s reported loss reserves are redundant for all accident years was $5 billion.  We do not believe that the WCIRB’s estimate of reserve redundancy is representative of our situation, and therefore we do not believe this information should be used to estimate redundancies in our loss reserves.

We believe there are three key reasons that we have historically produced lower than average loss ratios than the workers’ compensation industry:

1.              Our key operating goal is to achieve underwriting profits.

2.              We specialize in workers’ compensation and service all material aspects of our policy obligations with our own employees.  We have our own underwriters, safety engineers, payroll auditors, claims managers, physicians, nurses, and lawyers.  Many of our competitors outsource some or all of these functions.

3.              We manage our business with a focus on risk versus reward.  Our field offices have no premium or growth targets.  Our underwriters only write business that is priced with a reasonable expectation of producing a profitable underwriting result.

In responding to the comments of the Securities and Exchange Commission, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (818) 676-3901 if I can provide any additional information.

Sincerely,

/s/ Kari L. Van Gundy
Kari L. Van Gundy
Executive Vice President
& Chief Financial Officer